parmalat

Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commiss
100 F Street, NE
Washington, D.C. 20549

Collecchio, January 23, 2006

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "<u>Commission</u>") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "<u>Company</u>"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

parmalat

PRESS RELEASE

Referral to the Italian Constitutional Court

Parmalat S.p.A. communicates that the Court of Parma has served a decision relating to the clawback action the Company initiated against a pool of banks led by Banca Monte dei Paschi di Siena. The decision refers to the Italian Constitutional Court the above mentioned case on the question of constitutional legitimacy of article 6 of Legislative Decree 347 / 2003 (the so-called Marzano Law). The referral is based on the same principles already raised in the previous decision to refer the case of Parmalat S.p.A. versus HSBC.

The referral of the two cases to the Constitutional Court relates solely to clawback actions and has no effect whatsoever on lawsuits for damages.

Collecchio (Pr), January 17th, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Distribution of shares

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 3,328,121 euros to 1,623,273,318 euros from 1,619,945,197 euros.

The latest status of the share allotment is as follows:

102,561,431 shares representing approximately 6.3% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 34,000,350 or 2.1% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Montetitoli;
- 68,561,081 or 4.2% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
    - 120,000 shares representing the initial share capital of Parmalat S.p.A.;
    - 68,441,081 or 4.2% of share capital that pertain to currently undisclosed creditors.

Collecchio (Pr), January 17th, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

FORM FOR NOTICE OF SHARE CAPITAL VARIATIONS
Notice of share capital variation

Pursuant to the provision of Article 98 of Consob Rule 11971 of 14 May 1999 and of Article 2.6.2 of Borsa Italiana S.p.A. Rule, you are informed that following to the Parmalat shares and warrants crediting process, subsequently to the approval of the Proposal of Composition, with creditors of the Parmalat Group, on 03 January 2006 the Share Capital is Euro 1,623,273,318.00 registered to Parma's Register of Companies on 16th January 2006.

SCHEDULE 1

	Current share capital			Previous share capital		
	Euro	No. shares	Par value each	Euro	No. shares	Par value each
Total of which:	1.623.273.318,00	1.623.273.318	1.00	1,619,945,197.00	1,619,945,197	1.00
Ordinary shares (full possession: 6 October 2005*)	1.623.273.318,00	1.623.273.318	1.00	1,619,945,197.00	1,619,945,197	1.00

*** 6 October 2005: reference date for start of trading**

Ordinary shares (differentiated possession: date) current coupon number						
Preferred shares (full possession: date) current coupon number						
Preferred shares (differentiated possession: date) current coupon number						
Convertible savings shares (full possession: date) current coupon number						
Convertible savings shares (differentiated possession: date) current coupon number						
Non-convertible savings shares (full possession: date) current coupon number						

Non-convertible savings shares (differentiated possession: date) current coupon number						

PRESS RELEASE

Brazilian Operations

Parmalat S.p.A., following the press release issued on July 28th, 2005, in which the Company informed of the drafting of separate restructuring plans of the two Brazilian subsidiaries Parmalat Brasil Industria de Alimentos S.A. and Parmalat Participacoes do Brasil Ltda, hereby gives notice that, in accordance with the local insolvency procedure "*Recuperacao Judicial*":

- the General Assembly of Creditors of Parmalat Brasil Industria de Alimentos S.A. approved the restructuring plan subject to the identification of a qualified investor and his consequent expression of interest to take over the operations;
- the discussion of the restructuring plan of Parmalat Participacoes do Brasil Ltda, parent company of Parmalat Brasil Industria de Alimentos S.A., was postponed to March 31st, 2006.

Collecchio (Parma), January 11th, 2006

Parmalat S.p.A.

Company contact:
e-mail affari.societari@parmalat.net

PRESS RELEASE

2006 Calendar for Boards of Directors and Shareholders Meeting

Parmalat S.p.A. communicates the following list of currently planned 2006 calendar events:

Board of Directors

Date	Item
24 March 2006	Approval of the 2005 Annual Report for submission to the Shareholder Meeting
12 May 2006	Approval of the First Quarter Report for 2006
28 July 2006	Approval of the Second Quarter Report for 2006
29 September 2006	Approval of the 2006 First Half Report
10 November 2006	Approval of the Third Quarter Report for 2006

Shareholders Meeting

27 April 2006 First call	Approval of the 2005 Annual Report
28 April 2006 Second call	

The Company intends to avail itself of the exemption from the obligation to publish the Fourth Quarter Report for 2005 since the Approval of the 2005 Annual Report (project) is expected to occur within 90 days of the end of the fiscal year.

A schedule of meetings with analysts and institutional investors will be published as son as it is available.

Collecchio (PR), January 11, 2006

Parmalat S.p.A.

Company contact:
e-mail: affari.societari@parmalat.net